03011378

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48842

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASHINGTON D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Claymore Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
210 North Hale Street
(No. and Street)

Wheaton	Illinois	60187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago, Illinois		60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0301-0386904

OATH OR AFFIRMATION

I, Charles G. Millington, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Claymore Securities, Inc., as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

"OFFICIAL SEAL"
ELIZABETH A. SARVER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8/27/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Supplementary Report of Independent Auditors or Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

0301-0386904

Statement of Financial Condition

Claymore Securities, Inc.

December 31, 2002
with Report of Independent Auditors

Claymore Securities, Inc.

Statement of Financial Condition

December 31, 2002

Contents

0301-0386904 (Balance Sheet)

ERNST & YOUNG

■ Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

■ Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Claymore Securities, Inc.

We have audited the accompanying statement of financial condition of Claymore Securities, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Claymore Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 5, 2003

Claymore Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 381,358
Deposit with clearing broker	100,543
Trade receivables	95,637
Securities owned, at market value	524,519
Due from Parent	322,165
Equipment (net of accumulated depreciation of $47,440)	119,873
Other assets	9,048
	$1,553,143
Liabilities and stockholder's equity	
Accounts payable and accrued liabilities	$ 389,015
Equipment lease liability	119,873
	508,888
Stockholder's equity:	
Common stock without par value, $10 stated value, 100,000 authorized shares, 95,500 shares issued; 71,965 shares outstanding	955,000
Additional paid-in capital	1,979,500
Retained earnings (accumulated deficit)	(1,484,404)
Less: Treasury stock, at cost (23,535 shares)	(405,841)
Total stockholder's equity	1,044,255
	$1,553,143

See accompanying notes.

Claymore Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Summary of Significant Accounting Policies

Organization

Claymore Securities, Inc. (the Company) acts as sponsor, portfolio supervisor, and securities evaluator to various equity and fixed income unit investment trust portfolios. The Company is a wholly owned subsidiary of Claymore Group, LLC (Parent). The Company also provided financial advisory and underwriting services thorough its Public Finance division. The company discontinued its Public Finance division at the end of August 2002.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker and dealer with the Securities and Exchange Commission (SEC). The Company is registered with and is a member of the National Association of Securities Dealers, Inc. (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

Proprietary securities transactions and related revenues and expenses are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Evaluation fees are recognized monthly as the service is provided. Financial advisory fees and applicable expenses were recognized when all services were rendered and closing of the bond issue was assured.

1. Organization and Summary of Significant Accounting Policies (continued)

Trade Receivables

Trade receivables consist of evaluation fees and creation and development fees related to unit investment trust portfolios sponsored and supervised by the Company and accrued interest receivables.

Securities Owned

Securities are valued at market value based upon quoted market values.

Goodwill

In connection with the assignment of certain unit investment trusts in November 1996, the Company recorded goodwill in the amount of $250,000. The Company amortized the goodwill on a straight-line basis over 15 years through December 31, 2001.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002. Statement No. 142 provides that goodwill and indefinite life intangible assets should no longer be amortized, but rather be tested for impairment at least annually. The provisions of SFAS No. 142 are applied prospectively. The Company evaluated the goodwill for impairment and concluded that the goodwill was of no further benefit and wrote off the remaining balance of $165,281.

Income Tax Status

The Company has elected to be taxed as a qualified subchapter S subsidiary, as Claymore Group LLC is itself taxed as an S corporation. Thus, no tax provision is necessary as the income is reported by the owners of the Claymore Group LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Equipment

Equipment includes computer equipment acquired through capital leases with a cost of $167,313. This equipment is being depreciated over a three-year life.

2. Securities Owned

Securities owned at December 31, 2002, are as follows:

Unit investment trusts managed by the Company, which contain underlying portfolios of:	
Equity securities	$366,928
Corporate bonds	117,118
U.S. government securities	33,635
	517,681
Bond inventory	6,838
	$524,519

3. Employee Benefit Plan

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 2% to 15% of their compensation on a pretax basis. The Company can contribute a discretionary amount. The Company did not make any contributions in 2002.

4. Commitments

The Company leases office space and various types of equipment under noncancelable leases with terms from one to five years, with certain renewal options for like terms. Rent expense was $402,886 for the year ended December 31, 2002.

At December 31, 2002, the Company's future minimum rental commitments based upon the terms under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

	Capitalized Leases	Operating Leases	Total
2003	$ 61,440	$248,744	$310,184
2004	61,440	58,303	119,743
2005	11,207	4,568	15,775
2006	–	3,331	3,331
2007	–	833	833
	134,087	$315,779	$449,866
Less: Interest portion	14,214		
	$119,873		

5. Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, accounts payable and accrued liabilities are carried at the contracted amount which approximates fair value.

6. Related Parties

The Company sells to its Parent, without recourse, trade accounts receivables arising from deferred sales charges. These deferred sales charges are related to the sales of unit investment trust portfolios sponsored and supervised by the Company. The aggregate amount of accounts receivable sold for the year ended December 31, 2002, was $7,654,072.

The Company leases their Wheaton office facilities from an entity owned by three individuals of Claymore Securities management team. Fees of $128,260, which included property taxes paid of $8,260, were paid to this entity during the year ended December 31, 2002. There were no amounts payable to this entity at December 31, 2002.

7. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Rule prohibits a broker-dealer from engaging in any securities business at a time when its net capital is less than the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of $522,831 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1.

Under the clearing arrangement with the clearing broker, the Company is required to maintain a minimum deposit of $100,000.